SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: April 16th, 2004

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES NEW PRODUCT LINE — TOE/iSCSI
STORAGE/SERVER NETWORK ADAPTERS

        KFAR SAVA, Israel—April 16, 2004— Silicom Ltd. (NASDAQ:SILCF) today announced a new product line: high-performance TOE (TCP/IP Offload Engine) / iSCSI server adapters. The Company has already received evaluation purchase orders for the Dual Port PCI-X TOE/iSCSI Server Adapter, the first product of the new line. Designed to accelerate server performance, these high-end adapters eliminate server-CPU bottlenecks by independently handling many computation-intensive tasks. In addition, by providing iSCSI functionality, they facilitate implementation of the low-cost iSCSI storage protocol without loading the server.

        “Our new TOE/iSCSI adapters are essential for an industry moving towards high performance, cost-effective iSCSI and Gigabit Ethernet networks,” said Shaike Orbach, Silicom’s President and CEO. “To maximize server throughput, we have relied on our Gigabit Ethernet expertise to create a specialized, high-performance solution that frees the host CPU and optimizes network protocol processing. Using these unique adapters, storage networks and high performance Gigabit Ethernet networks are able to exceed the extraordinary demands that characterize today’s intense high-traffic applications.”

    Mr. Orbach continued, “While we are encouraged by positive market reaction, design wins, and initial orders received for both new lines, sales cycle as well as volume accumulation process are too long for immediate compensation against the continuing decline in sales of our legacy products. Over the long term, we believe that sales of our new product lines will accumulate, grow, and will eventually become our primary growth driver.”

About Silicom

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il